SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D
                         (Rule 13d-101)

            Under the Securities Exchange Act of 1934

                        (Amendment No. 0)

                  NETLIVE COMMUNICATIONS, INC.
                        (Name of Issuer)


                 Common Stock, $0.0001 par value
                 (Title of Class of Securities)

                            641142104
                         (CUSIP Number)

                     R. Andrew Lee, Trustee
      NetLive Communications, Inc. Performance Share Trust
            2100 Connecticut Avenue, N.W., Suite 705
                     Washington, D.C.  20008
                         (202) 462-2485

                         with a copy to:

                       Arthur E. Cirulnick
                      Tucker, Flyer & Lewis
                   a professional corporation
                 1615 L Street, N.W., Suite 400
                  Washington, D.C.  20036-5612
                         (202) 452-8600

          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          March 5, 1997
              (Date of Event which Requires Filing
                       of this Statement)



     If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box  [ ].

                 (Continued on following pages)

                      (Page 1 of __ Pages)

CUSIP No.  641142104

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      NetLive Communications, Inc. Performance Share Trust

2.    Check the appropriate box if a member of a group
                                                        (a) [ ]
                                                        (b) [ ]

3.    SEC USE ONLY

4.    Source of Funds

      SC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                      [  ]

6.    Citizenship or Place of Organization

      Delaware

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  300,000 shares
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     0 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              300,000 shares

                        10.   Shared Dispositive Power
                              0 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       300,000 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                    [  ]

13.    Percent of Class Represented by Amount in Row (11)

       10.2%

14.    Type of Reporting Person

       OO

CUSIP No.  641142104

1.    Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      R. Andrew Lee

2.    Check the appropriate box if a member of a group
                                                        (a) [ ]
                                                        (b) [ ]

3.    SEC USE ONLY

4.    Source of Funds

      SC

5.    Check Box if Disclosure of Legal Proceedings is Required
      Pursuant to Items 2(d) or 2(e)                      [  ]

6.    Citizenship or Place of Organization

      United States

NUMBER OF SHARES        7.    Sole Voting Power
BENEFICIALLY                  300,000 shares
OWNED BY
EACH                    8.    Shared Voting Power
REPORTING                     0 shares
PERSON
WITH                    9.    Sole Dispositive Power
                              300,000 shares

                        10.   Shared Dispositive Power
                              0 shares

11.    Aggregate Amount Beneficially Owned by Each Reporting
       Person

       300,000 shares

12.    Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares                                    [  ]

13.    Percent of Class Represented by Amount in Row (11)

       10.2%

14.    Type of Reporting Person

       IN

Item 1.   Security and Issuer.

     This Schedule 13D ("Schedule 13D") relates to the Common Stock, par value $0.0001 per share (the "Common Stock"), of NetLive Communications, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 584 Broadway, New York, New York 10012.

Item 2.   Identity and Background.

     (a), (b), (c), (f) This statement is filed on behalf of NetLive Communications, Inc. Performance Share Trust (the "Trust") and Mr. R. Andrew Lee, the trustee for the Trust. The Trust is a recently formed trust that has not conducted business other than in connection with the transactions described herein. Both the Trust's principal address and Mr. Lee's address are 2100 Connecticut Avenue, N.W., Suite 705, Washington, D.C. 20008.

     (d), (e) During the last five years, neither the Trust nor Mr. Lee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     The Trust received the shares which it beneficially owns in a grant from the Issuer pursuant to the terms and conditions set forth in the Issuer's Performance Share Program Deferred Employee Compensation Plan (the "Plan") and the Performance Share Program Trust Agreement dated March 4, 1997 by and between the Issuer and Mr. Lee, as trustee (the "Trust Agreement") (the Plan and Trust Agreement are discussed further in Item 4 below).

Item 4.   Purpose of Transaction.

     On February 27, 1997, the Issuer adopted the Plan, an employee deferred compensation plan. The Issuer's stated purpose for the Plan is to provide an incentive for, and to help retain, the Issuer's employees and to facilitate the hiring of new employees.

     On March 4, 1997, the Issuer entered into the Trust
Agreement with Mr. Lee whereby the Trust was created in order to hold and oversee the terms of the Plan. On March 5, 1997, the Issuer irrevocably granted to the Trust 300,000 shares of Common
Stock.

     Pursuant to the terms of the Plan and the Trust Agreement, the Trust holds the shares of Common Stock on behalf of the participants in the Plan until such time as a Participant (as defined in the Plan) is eligible to receive the shares allocated to such Participant pursuant to the Plan and as set forth by the Issuer at the date of the grant to the Participant. Upon such vesting date, the Trust must distribute such shares to the Participant. Until the Trust distributes the shares of Common Stock to the Participants, the trustee has full voting power with respect to the shares in the Trust.

     The Trust has no right or power to return the shares of Common Stock to the Issuer or divert such shares to any other person, except (i) to Participants in the Plans and only to the extent provided within the Plan, (ii) to the Issuer upon termination of the Trust at such time as there are no longer any Participants entitled to any benefits pursuant to terms of the Plan, and (iii) to the Issuer upon termination of the Trust after written approval of all Participants, if any, entitled to distribution of benefits pursuant to the terms of the Plan.

     Except as set forth above, neither the Trust nor Mr. Lee has any plans or proposals which relate to or would result in any of paragraphs (a) through (j) enumerated on Schedule 13D Item 4.

     The foregoing descriptions of the Plan and the Trust
Agreement are qualified in their entirety by the text of the Plan and the Trust Agreement, which are attached hereto as Exhibits
0.1 and 0.2 respectively and are incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer.

     The Trust beneficially owns 300,000 shares of Common Stock.
The 300,000 shares beneficially owned by the Trust represent approximately 10.2% of the outstanding Common Stock of the Issuer. The Trust and Mr. Lee have sole voting power with respect to such shares. The Trust and Mr. Lee have sole power to dispose of such shares of Common Stock pursuant to the restrictions and requirements of the Plan.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships With Respect to Securities of the Issuer.

     Trust Agreement

     A summary description of selected provisions of the Trust
Agreement is provided in Item 4. Such description, as qualified in its entirety by reference to the Trust Agreement, is incorporated by reference in this Item 6.

Item 7.   Material to be Filed as Exhibits.

Exhibit   Description

0.1       NetLive Communications, Inc. Performance Share Program
          Deferred Employee Compensation Plan

0.2       NetLive Communications, Inc. Performance Share Program
          Trust Agreement, dated March 4, 1997 by and between
          NetLive Communications, Inc. and R. Andrew Lee, as
          Trustee

                           SIGNATURES

    After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this amendment is true, complete and correct.

Dated:  March 17, 1997


                              NETLIVE COMMUNICATIONS, INC.
                              PERFORMANCE SHARE PROGRAM TRUST


                              /s/ R. Andrew Lee
                              By: R. Andrew Lee, Trustee





                              /s/ R. Andrew Lee
                              R. Andrew Lee

                               EXHIBIT INDEX

Exhibit   Description                                       Page

0.1       NetLive Communications, Inc. Performance Share
          Program Deferred Employee Compensation Plan

0.2       NetLive Communications, Inc. Performance
          Share Program Trust Agreement, dated March 4,
          1997 by and between NetLive Communications, Inc. and R. Andrew Lee, as Trustee